SEC Comments and Related Responses

October 25, 2016

Ms. Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Funds listed in Appendix

Dear Ms. Miller:

This letter responds to the Securities and Exchange Commission (“SEC”) staff’s review comments discussed with Catherine Mathews, Alan Dupski, and Lauren Walsh on September 7, 2016, related to the annual reports and prospectuses of the referenced T. Rowe Price funds (“Price Funds”).

1.	Staff Comment: The staff noted that certain Price Funds had portfolio turnover (“PTO”) greater than 100%. Please explain why high PTO is not shown as a principal risk in the prospectuses of the following Price Funds: Credit Opportunities Fund, Global Technology Fund, Global Multi-Sector Bond Fund, International Concentrated Equity Fund, and Institutional Global Multi-Sector Bond Fund.

Management Response:

Each fund’s prospectus includes disclosure discussing how high PTO can impact the fund. In Section 1 of the prospectus and consistent with the requirements under Item 3 of Form N-1A under the heading “Portfolio Turnover,” we note the fund’s PTO rate and state that, “[a] higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the fund’s shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance.”

Later in each fund’s prospectus (Section 2 of the prospectuses for the Credit Opportunities Fund, Global Multi-Sector Bond Fund, and Institutional Global Multi-Sector Bond Fund, and Section 3 of the prospectuses for the Global Technology Fund and International Concentrated Equity Fund), we include the following disclosure:

Turnover is an indication of frequency of trading. The fund will not generally trade in securities for short-term profits, but when circumstances warrant, securities may be purchased and sold without regard to the length of time held. Each time the fund purchases or sells a security, it incurs a cost. This cost is reflected in its net asset value but not in its operating expenses. The higher the turnover rate, the higher the transaction costs and the greater the impact on the fund’s total return. Higher turnover can also increase the possibility of taxable capital gain distributions.

The prospectuses for the Credit Opportunities Fund, Global Multi-Sector Bond Fund, and Institutional Global Multi-Sector Bond Fund also contain the following disclosure:

Funds investing in bonds may have higher turnover than funds investing in stocks. Unlike stocks, fixed-maturity bonds require reinvestment. For funds investing in short-term securities, mortgage-backed securities, and callable debt, frequent reinvestment of principal is often required. Common trading strategies, such as mortgage dollar rolls, can increase turnover. Active investment strategies, such as sector rotation and duration management, also necessitate more frequent trading. The fund’s portfolio turnover rates are shown in the financial highlights tables.

Although the language relating to high PTO and its associated risks, such as the possibility that high turnover can increase taxable distributions and negatively impact fund performance, is not included specifically under a risk heading, we feel that it adequately discloses the risks of investing in a fund with a high portfolio turnover rate. Nevertheless, we will consider identifying PTO risk as a principal risk for these funds in the future.

2.

Staff Comment: The staff noted that Institutional Emerging Markets Bond Fund disclosed a tax return of capital on the financial highlights. Please confirm that the fund complied with Section 19(a) of the Investment Company Act of 1940 (“Section 19(a)”).

Management Response: Section 19(a) requires that net income be determined in accordance with “good accounting practice.” The Institutional Emerging Markets Bond Fund declares daily and pays monthly distributions based on net income as calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) (“book net income”). Accordingly, we believe the fund complies with Section 19(a).

Because the fund invests in international fixed income securities, it has exposure to currency losses. For tax purposes, currency losses reduce the fund’s net income; however, the reduction for currency losses is not determined until year-end (i.e., currency gains could, in whole or in part, offset losses). During the year-ended December 31, 2015, a portion of the fund’s distributions of book net income were not supported by the fund’s tax-basis earnings and profits and, accordingly, a portion of the fund’s distributions were treated as a tax-basis return of capital (“Tax ROC”).

We recognize that the tax character of distributions is meaningful to shareholders and, therefore, the fund provides significant additional information over and above the requirements of Section 19(a). The fund determines the tax character of its distributions in early January and promptly notifies shareholders in the following ways:

●

In mid-January, any Tax ROC paid by the fund is reported on the T. Rowe Price Financial Intermediary website under “Tax Center,” in a section entitled “Reclassifications.” This posting provides the per share amount of each prior-year distribution that represents a Tax ROC, along with the character originally reported at the time of distribution.

●	Also in mid-January, the fund posts to the T. Rowe Price website the completed IRS Form 8937 (“Report of Organizational Actions Affecting Basis of Securities”) that is required for any Tax ROC paid.

●

No later than February 15, the fund’s transfer agent sends Forms 1099 to shareholders who are individuals. The mailing includes the correct tax character of prior-year distributions to that shareholder and, if needed, a note highlighting that the final tax character differs from what was reported at the time of the distribution.

●

No later than 60 days after year-end, the fund mails its annual financial statements that, in accordance with U.S. GAAP, report a tax-basis return of capital. The financial statements report (1) the per share Tax ROC in the financial highlights, (2) the aggregate dollar amount of the Tax ROC on the statement of changes in net assets, and (3) additional disclosures of tax-basis balances and distributions in the notes. (The specific note is captioned “Federal Income Tax.”)

All of the above referenced communications serve to notify shareholders, as soon as information is available, of the proper tax character of the fund’s previous distributions and how that may differ from what was reported at the time of those distributions. Additionally, because the fund is more likely than others to experience a Tax ROC due to its foreign-denominated investments, we include the following disclosure in the fund’s prospectus to highlight this risk to investors [emphasis added].

A fund’s distributions that have exceeded the fund’s earnings and profits for the relevant tax year may be treated as a return of capital to its shareholders. A return of capital distribution is generally nontaxable but reduces the shareholder’s cost basis in the fund, and any return of capital in excess of the cost basis will result in a capital gain.

The tax status of certain distributions may be recharacterized on year-end tax forms, such as your Form 1099-DIV. Distributions made by a fund may later be recharacterized for federal income tax purposes—for example, from taxable ordinary income dividends to returns of capital. A recharacterization of distributions may occur for a number of reasons, including the recharacterization of income received from underlying investments, such as real estate investment trusts (“REITs”), and distributions that exceed taxable income due to losses from foreign currency transactions or other investment transactions. Certain funds, including international bond funds and funds that invest significantly in REITs, are more likely to recharacterize a portion of their distributions as a result of their investments.

3.	Staff Comment: For Price Funds that have sold protection on credit default swaps, have the funds segregated assets to cover the full notional amount (e.g., Balanced Fund)?

Management Response: It is the policy of the Price Funds to segregate liquid assets sufficient to cover the USD-equivalent notional amount of the contract for credit default swaps where the fund sells protection.

4.	Staff Comment: Please confirm for the staff whether the Price Funds have executed any trades pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended (“Rule 17a-7”) (“cross trades”). If any cross trades have been executed and have not been disclosed, please explain the reasons why.

Management Response: Beginning with the financial statements for the Price Funds with a year-end of December 31, 2015, we implemented a policy to include narrative disclosure of a fund’s ability to participate in cross trades for funds that had cross trade activity and quantitative disclosure of the total purchases, total sales, and aggregate realized gain or loss on cross trades for any fund that had material cross trades during the period. Beginning with the financial statements for the Price Funds with a year-end of February 29, 2016, we modified this policy to include narrative disclosure of a fund’s ability to participate in cross trades for all funds, regardless of whether the fund participated in cross trades during the period; funds with material cross trades during the reporting period continue to also include the quantitative disclosure.

5.	Staff Comment: Also, confirm that all cross trades were performed in accordance with the Rule 17a-7, including appropriate Board oversight.

Management Response: The Price Funds’ Board (“the Board”) has adopted policies and procedures designed to ensure compliance with all the conditions listed in paragraph (a) through (d) of Rule 17a-7 for each cross trade. The policies and procedures are updated as necessary and subject to annual Board approval under Rule 17a-7, and these policies and procedures require the Board to review and approve all cross trades each quarter to ensure compliance with Rule 17a-7.

In response to your question, there were five (5) cross trades during the period covered by the SEC staff's review involving four Price Funds subject to this review and certain non-registered, offshore funds where T. Rowe Price maintained a proprietary investment in the form of seed capital. We determined that Rule 17a-7 would not provide an exemption for a Price Fund to engage in a cross trade with a pooled fund also managed by T. Rowe Price Associates, Inc. ("TRPA") that is not an SEC-registered mutual fund, if TRPA maintains a 5% or greater interest in the unregistered fund. TRPA maintains ownership interests in excess of 5% in certain pooled products that are not SEC-registered mutual funds. TRPA subsequently amended its policies and procedures to prevent cross trades between the Price Funds and other unregistered funds managed by a T. Rowe Price adviser where the adviser or its affiliate has more than a 5% ownership interest.

The funds and total number and dollar amount of cross trades are as follows:

Fund	Number	Purchases ($)	Sales ($)
	of Trades
International Stock Fund	1	26,342
Small-Cap Value Fund	1	27,428
New Horizons Fund	2	7,204
Institutional Large-Cap Growth Fund	1		1,247

Notwithstanding the fact that the above cross trades were not eligible for Rule 17a-7 treatment, we had performed these cross trades in technical compliance with the Price Funds' Rule 17a-7 cross trade procedures, including approval by the Board. No cross trades were identified that were not effected at the independent current market price of the security, and neither the Price Funds nor other pooled products were disadvantaged as a result of the aforementioned trades and, accordingly, no remediation was required. This matter was fully disclosed to the Board as part of the February 2016 Compliance Report from the Price Funds' Chief Compliance Officer.

6.

Staff Comment: Confirm for the staff whether the Price Funds are relying on an interfund lending order. If the funds have an interfund lending order and program in place and have not disclosed the arrangement, please explain why the related party disclosures under ASC 850 and S-X Rules 5-02.19b and 6-04.13b have not been included.

Management Response: The Price Funds have a joint interfund lending and borrowing program in place and rely on exemptive relief from the SEC interfund lending order, which governs the terms and conditions of the interfund program. The funds pay no commitment fee to participate in, nor is there any guaranteed borrowing capacity under, the interfund program. The policy of the Price Funds is to disclose in the notes to the financial statements the interfund program and related provisions only when a fund has participated in borrowing and/or lending activity during the reporting period. We believe this policy complies with ASC 850, Related Parties, which requires disclosure of material related party transactions during the period and S-X Rule 4-08(k), Related party transactions which affect the financial statements.

7.	Staff Comment: Also, confirm compliance with the interfund lending order requirements, including appropriate Board oversight of the program.

Management Response: The Price Funds’ interfund program operates in accordance with policies and procedures designed to ensure that all borrowing and lending activity complies with the conditions of the interfund lending order. Policies and procedures have also been designed to allow for appropriate oversight by the Board to ensure compliance with the conditions of the interfund lending order; such procedures include quarterly reporting to the Board of participation of the funds in the credit facility and terms and conditions of any extensions of credit under the facility during the period, annual Board approval of the bank loan rate formula used to determine the interest rate on loans, and annual Board review of the continuing appropriateness of the funds’ participation in the credit facility.

8.	Staff Comment: Securities lending income appears to be presented net of fees. Consider modifying the caption on the statement of operations to state “securities lending income, net.”

Management Response: We believe the notes to financial statements adequately disclose that securities lending income is presented net of related expenses. The securities lending footnote states, in relevant part, “Securities lending revenue consists of earnings on invested collateral and borrowing fees, net of any rebates to the borrower, compensation to the lending agent, and other administrative costs.” Absent a specific requirement to modify this line caption on the statement of operations, we believe that the current disclosure is appropriate.

9.	Staff Comment: For Price Funds that invest in one or more underlying funds, please disclose the share class in which the fund is invested for each multi-class underlying fund.

Management Response: All Price Funds disclose the name of an investee fund on the schedule of investments. For Price Funds that invest only in other funds, the class in which each fund-of-funds is invested is currently disclosed in the annual and semiannual reports to shareholders in management’s discussion of fund performance, and the weighted average expense ratio of the underlying funds is included in the financial highlights. As required, all Price Funds that invest in one or more underlying funds disclose acquired fund fees and expenses in the fund’s prospectus. We believe that our inclusion of each underlying fund’s name in the schedule of investments, in combination with disclosure of the acquired fund fees and expenses, is sufficient to meet current requirements. However, we have considered the staff’s comment, and as soon as practicable, but no later than the April 30, 2017, semiannual reports, we will add disclosure to the financial statements of any Price Fund that invests in one or more underlying multi-class fund of the share class in which the fund is invested.

10.	Staff Comment: For variable rate securities, please consider disclosing the following on a fund’s schedule of investments: (1) a description of the reference rate and spread and (2) either: (a) the period-end interest rate or (b) the reference rate at the end of period.

Management Response: It is the policy of the Price Funds to disclose the period-end rate for variable rate securities. We believe that this policy complies with current requirements. We are aware of the recently adopted changes to S-X Rule 12-12.4 in the final rule “Investment Company Reporting Modernization” (release no. IC-32314), which, for variable rate securities, will require presentation of (1) a description of the reference rate and spread and (2) either: (a) the period-end interest rate or (b) the reference rate at the end of period. As required in the final rule, we will comply with the suggested presentation for variable rate securities no later than August 1, 2017.

11.	Staff Comment: The staff noted that certain funds had a line item on the statement of operations entitled “other.” Please consider expanding on the details of that line item in the notes to financial statements and indicate if any materiality threshold is applied.

Management Response: With regard to “other” income balances, it is the policy of the Price Funds to disclose on a separate line on the statement of operations any balance that exceeds 5% of investment income, in accordance with S-X Rule 6-07.1. To the extent that this materiality threshold is exceeded for any individual component of “other income,” we will present a separate line item and, as appropriate, add disclosure in the notes to financial statements to describe the line item.

12.	Staff Comment: Are there any payables to trustees at period-end? If so, these should be disclosed separately on the statement of assets and liabilities in accordance with S-X Rule 6-04.12.

Management Response: Certain Price Funds had payables to directors/trustees at period-end. These balances were included in other liabilities as they were quantitatively immaterial to each fund’s statement of assets and liabilities. We have considered the staff’s comment and will begin to disclose these balances separately on the statement of assets and liabilities as soon as practicable, but no later than the April 30, 2017 semiannual reports.

13.	Staff Comment: The staff noted that Credit Opportunities Fund did not show a written option roll-forward. If a materiality threshold is used, let the staff know.

Management Response: It is the policy of the Price Funds to disclose a written options roll-forward regardless of materiality, and we acknowledge that the written options roll-forward was inadvertently omitted from the May 31, 2015 financial statements of the Credit Opportunities Fund. We assessed the materiality of the omission from a quantitative and qualitative perspective and have determined that it is unnecessary to amend the fund’s filing on Form N-CSR.

S-X Rule 6-07.7(c) requires funds to “Disclose in a note to the financial statements the number and associated dollar amounts as to option contracts written: (i) At the beginning of the period; (ii) during the period; (iii) expired during the period; (iv) closed during the period; (v) exercised during the period; (vi) balance at end of the period.” Aside from the balance at the beginning and end of the period, which are disclosed in the schedule of open options contracts written in the prior year financial statements and current year financial statements, respectively, the written options roll-forward enables a reader of the financial statements to understand the volume of activity in written options during the period. While not identical, the requirements of ASC 815 are designed to communicate similar information, and we disclosed that “the volume of the fund’s activity in options, based on underlying notional amounts, was generally between 0% and 2% of net assets.” Additionally, separate disclosure of the number and dollar amounts expired, closed, and exercised allows a reader to understand some information about the profitability of the options strategy used by the fund. The fund disclosed the realized gain by primary underlying risk exposure, in accordance with ASC 815, which achieves a similar objective. From a quantitative perspective, the volume based on underlying notional amounts (0% to 2% of net assets during the period) and the realized gain on written options (0.12% of net assets at May 31, 2015), were immaterial.

14.	Staff Comment: The staff noted that certain funds (e.g., Credit Opportunities Fund and Global Allocation Fund) did not disclose average borrowings and average interest rate even though each fund reported interest expense in a financial highlights footnote (i.e., interest expense on borrowing). Please explain whether there is a materiality threshold for this disclosure.

Management Response: For Price Funds that participate in a credit facility, it is the policy of the funds to disclose both the commitment fees paid for the facility as well as interest paid on borrowings as “interest expense.” There were no borrowings for either Credit Opportunities Fund, during the year-ended May 31, 2015, or Global Allocation Fund, during the year-ended October 31, 2015, and the amounts referenced as interest expense in the financial highlights footnote solely reflect commitment fees. If there were borrowings, the Price Funds’ policy is to disclose the interest paid on borrowings separately from commitment fees, as well as the average amount borrowed, and the average annual rate of the borrowings in the notes to the financial statements.

15.	Staff Comment: Please consider adding disclosure to the securities lending note to indicate whether the fund is entitled to dividend income on securities on loan.

Management Response: We are not aware of a specific requirement to disclose this information and believe that the current disclosure is appropriate.

16.	Staff Comment: The staff noted that other liabilities represented a significant portion of total liabilities for the Short-Term Reserve Fund (92%) at May 31, 2015 and International Concentrated Equity Fund (66%) at December 31, 2015. Please confirm that no individual liability was material and should have been broken out separately in accordance with S-X Rule 6-04.10.

Management Response: With regard to all “other” asset and liability balances, it is the policy of the Price Funds to disclose separately on the statement of assets and liabilities any balance that exceeds 5% of net assets. While S-X Rule 6-04 does not mention materiality in determining which line items to disclose on the statement of assets and liabilities, S-X Rule 4-02 states, “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.” It is the Price Funds’ position that, with the exception of balances related to affiliates, assets and liabilities of less than 5% of net assets are immaterial for separate disclosure in the statement of assets and liabilities. No individual liability exceeded this materiality threshold for either Short-Term Reserve Fund at May 31, 2015 or International Concentrated Equity Fund at December 31, 2015.

17.	Staff Comment: The staff noted that Media & Telecommunications Fund held approximately 2.4% of net assets in level 3 securities at December 31, 2015. Please explain why the disclosures required by ASC 820-10-50-2bbb are not included. Let the staff know if using a materiality threshold.

Management Response: It is the policy of the Price Funds to apply a materiality threshold when determining whether the disclosures required by ASC 820-10-50-2bbb for level 3 securities will be included in a fund’s notes to financial statements. Media & Telecommunications Fund did not exceed this materiality threshold at December 31, 2015.

18.	Staff Comment: The staff noted that in the schedule of investments for Media & Telecommunications Fund, the identity of certain securities was concealed. Please confirm that these securities are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public, in accordance with S-X Rule 12-12.1.

Management Response: We confirm that any securities included as “Total Miscellaneous Common Stocks” in the December 31, 2015 financial statements of Media & Telecommunications Fund, were not restricted, had been held for not more than one year prior, and had not previously been reported by name to the shareholders of the Media & Telecommunications Fund or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public.

19.	Staff Comment: The staff noted that certain funds held payment-in-kind (“PIK”) bonds. For funds with PIK bonds, in the future, please disclose both the cash and PIK rates in the security description or in a footnote to the schedule of investments, as applicable.

Management Response: We believe that our disclosure complies with current requirements. We are aware of the recently adopted changes to S-X Rule 12-12.4 in the final rule “Investment Company Reporting Modernization” (release no. IC-32314), which, for securities with PIK income, requires disclosure of the rate paid in kind. As required in the final rule, we will comply with the suggested presentation for PIK bonds no later than August 1, 2017.

20.	Staff Comment: Please disclose the rate and maturity date for convertible preferred stock, as applicable. If no maturity date exists, indicate that the security is perpetual.

Management Response: We are not aware of a specific requirement to disclose this information. We will consider the staff’s comment and await further guidance clarifying this matter.

21.	Staff Comment: In the notes to financial statements, consider expanding on the accounting for upfront premiums or discounts on swaps.

Management Response: For both book and tax purposes, the Price Funds amortize upfront premiums and discounts on bilateral swaps. As soon as practicable, but no later than the December 31, 2016 annual reports, we will add disclosure in the notes to financial statements to address the accounting treatment for upfront premiums and discounts on swaps.

22.	Staff Comment: The staff noted some funds with a large number of forwards presented in the schedule of investments. Consider showing appreciated positions separately from depreciated positions so that subtotals can be tied to the statements of assets and liabilities.

Management Response: We are not aware of a specific requirement to disclose the schedule of investments in this manner. We will consider the staff’s comment and await further guidance clarifying this matter.

23.	Staff Comment: Please consider expanding on the type of expense that would be considered an extraordinary expense in notes to the financial statements given that the concept of “extraordinary expenses” has been removed from GAAP.

Management Response: We understand that extraordinary items were eliminated from GAAP by ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items for general purpose financial reporting. Beginning with the October 31, 2016 financial statements, the term “extraordinary expenses” will no longer be used in the Price Funds’ financial statements. However, the investment management agreements for certain Price Funds refer to extraordinary expenses and, to the extent such expenses are relevant to a description of the investment management agreement in the footnotes to the financial statements, they will be referred to as “other non-recurring expenses permitted by the investment management agreement.” The Form N-1A filings for each Price Fund will continue to use the concept of extraordinary expenses as prescribed in SEC Proposed Rule 33-10110, Disclosure Update and Simplification.

Pursuant to the Commission’s request, the funds acknowledge that:

●	The funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	The funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me (410-345-5738, cathy_mathews@troweprice.com), Alan Dupski (410-577-5143, alan_dupski@troweprice.com), or Brian Poole (410-345-6646, brian_poole@troweprice.com).

Respectfully,

/s/ Catherine D. Mathews
Catherine D. Mathews Treasurer, T. Rowe Price Funds

cc:	Betsy Johnson – Partner, PricewaterhouseCoopers LLP Darrell Braman – Managing Counsel, T. Rowe Price John Gilner – Chief Compliance Officer, T. Rowe Price Alan Dupski – Senior Manager, T. Rowe Price

Appendix

File No.	Series ID	Registrant Name*	Series Name*	FYE
811-06275	S000002068	TRP Balanced Fund	TRP Balanced Fund	12/31/2015
811-07059	S000002069	TRP Blue Chip Growth Fund, Inc.	TRP Blue Chip Growth Fund	12/31/2015
811-04519	S000002070	TRP Capital Appreciation Fund	TRP Capital Appreciation Fund	12/31/2015
811-07225	S000002071	TRP Capital Opportunity Fund, Inc.	TRP Capital Opportunity Fund	12/31/2015
811-22939	S000045403	TRP Credit Opportunities Fund, Inc.	TRP Credit Opportunities Fund	05/31/2015
811-21454	S000002073	TRP Diversified Mid-Cap Growth Fund, Inc.	TRP Diversified Mid-Cap Growth Fund	12/31/2015
811-08203	S000002074	TRP QM U.S. Small-Cap Growth Equity Fund (formerly, Diversified Small-Cap Growth Fund, Inc.)	TRP QM U.S. Small-Cap Growth Equity Fund (formerly, Diversified Small-Cap Growth Fund, Inc.)	12/31/2015
811-07055	S000002075	TRP Dividend Growth Fund, Inc.	TRP Dividend Growth Fund	12/31/2015
811-04400	S000002076	TRP Equity Income Fund	TRP Equity Income Fund	12/31/2015
811-07749	S000002084	TRP Financial Services Fund, Inc.	TRP Financial Services Fund	12/31/2015
811-22810	S000040952	TRP Global Allocation Fund	TRP Global Allocation Fund	10/31/2015
811-22218	S000024038	TRP Global Real Estate Fund, Inc.	TRP Global Real Estate Fund	12/31/2015
811-09995	S000002085	TRP Global Technology Fund, Inc.	TRP Global Technology Fund	12/31/2015
811-03566	S000002086	TRP Growth & Income Fund, Inc.	TRP Growth & Income Fund	12/31/2015
811-00579	S000002087	TRP Growth Stock Fund, Inc.	TRP Growth Stock Fund	12/31/2015
811-07381	S000002088	TRP Health Sciences Fund, Inc.	TRP Health Sciences Fund	12/31/2015
811-05986	S000002089	TRP Index Trust, Inc.	TRP Equity Index 500 Fund	12/31/2015
811-05986	S000002090	TRP Index Trust, Inc.	TRP Extended Equity Market Index Fund	12/31/2015
811-05986	S000002091	TRP Index Trust, Inc.	TRP Total Equity Market Index Fund	12/31/2015
811-07639	S000002096	TRP Institutional Equity Funds, Inc.	TRP Institutional Large-Cap Core Growth Fund	12/31/2015
811-07639	S000002095	TRP Institutional Equity Funds, Inc.	TRP Institutional Large-Cap Growth Fund	12/31/2015
811-07639	S000002093	TRP Institutional Equity Funds, Inc.	TRP Institutional Large-Cap Value Fund	12/31/2015
811-07639	S000002092	TRP Institutional Equity Funds, Inc.	TRP Institutional Mid-Cap Equity Growth Fund	12/31/2015
TRP Institutional Small-Cap Stock
811-07639	S000002094	TRP Institutional Equity Funds, Inc.	Fund	12/31/2015
TRP Institutional U.S. Structured
811-07639	S000019417	TRP Institutional Equity Funds, Inc.	Research Fund	12/31/2015
TRP Institutional Credit
811-21055	S000045263	TRP Institutional Income Funds	Opportunities Fund	05/31/2015
811-21055	S000020717	TRP Institutional Income Funds	TRP Institutional Floating Rate Fund	05/31/2015
811-21055	S000042663	TRP Institutional Income Funds	TRP Institutional Global Multi- Sector Bond Fund	05/31/2015
811-21055	S000040861	TRP Institutional Income Funds	TRP Institutional Long Duration Credit Fund	05/31/2015
811-05833	S000021841	TRP Institutional International Funds	TRP Institutional Africa & Middle East Fund	10/31/2015
811-05833	S000014469	TRP Institutional International Funds	TRP Institutional Emerging Markets Bond Fund	10/31/2015
811-05833	S000002098	TRP Institutional International Funds	TRP Institutional Emerging Markets Equity Fund	10/31/2015
811-05833	S000012706	TRP Institutional International Funds	TRP Institutional Global Focused Growth Equity Fund	10/31/2015
811-05833	S000017718	TRP Institutional International Funds	TRP Institutional International Bond Fund	10/31/2015
811-05833	S000002097	TRP Institutional International Funds	TRP Institutional International Growth Equity Fund	10/31/2015
811-05833	S000023644	TRP Institutional International Funds	TRP Institutional Global Growth Equity Fund	10/31/2015
811-02958	S000018747	TRP International Funds	TRP Africa & Middle East Fund	10/31/2015
811-02958	S000045439	TRP International Funds	TRP Asia Opportunities Fund	10/31/2015
811-02958	S000001488	TRP International Funds	TRP Emerging Europe Fund	10/31/2015
811-02958	S000001496	TRP International Funds	TRP Emerging Markets Stock Fund	10/31/2015
811-02958	S000001492	TRP International Funds	TRP European Stock Fund	10/31/2015
811-02958	S000023645	TRP International Funds	TRP Global Growth Stock Fund	10/31/2015
811-02958	S000042685	TRP International Funds	TRP Global Industrials Fund	10/31/2015
811-02958	S000001497	TRP International Funds	TRP Global Stock Fund	10/31/2015
811-02958	S000046336	TRP International Funds	TRP International Concentrated Equity Fund	10/31/2015
811-02958	S000001491	TRP International Funds	TRP International Discovery Fund	10/31/2015
811-02958	S000001498	TRP International Funds	TRP International Growth & Income Fund	10/31/2015
811-02958	S000001487	TRP International Funds	TRP International Stock Fund	10/31/2015
811-02958	S000001494	TRP International Funds	TRP Japan Fund	10/31/2015
811-02958	S000001495	TRP International Funds	TRP Latin America Fund	10/31/2015
811-02958	S000001493	TRP International Funds	TRP New Asia Fund	10/31/2015
811-02958	S000014995	TRP International Funds	TRP Overseas Stock Fund	10/31/2015
811-07075	S000002101	TRP Media & Telecommunications Fund, Inc.	TRP Media & Telecommunications Fund	12/31/2015
811-06665	S000002102	TRP Mid-Cap Growth Fund, Inc.	TRP Mid-Cap Growth Fund	12/31/2015
811-07605	S000002103	TRP Mid-Cap Value Fund, Inc.	TRP Mid-Cap Value Fund	12/31/2015
811-04358	S000002104	TRP New America Growth Fund	TRP New America Growth Fund	12/31/2015
811-01710	S000002105	TRP New Era Fund, Inc.	TRP New Era Fund, Inc.	12/31/2015
811-00958	S000002106	TRP New Horizons Fund, Inc.	TRP New Horizons Fund	12/31/2015
811-08371	S000002107	TRP Real Estate Fund, Inc.	TRP Real Estate Fund	12/31/2015
811-08279	S000039964	TRP Reserve Investment Funds	TRP Short-Term Reserve Fund	05/31/2015
811-21149	S000002115	TRP Retirement Funds	TRP Retirement 2005 Fund	05/31/2015
811-21149	S000002109	TRP Retirement Funds	TRP Retirement 2010 Fund	05/31/2015
811-21149	S000002116	TRP Retirement Funds	TRP Retirement 2015 Fund	05/31/2015
811-21149	S000002111	TRP Retirement Funds	TRP Retirement 2020 Fund	05/31/2015
811-21149	S000002117	TRP Retirement Funds	TRP Retirement 2025 Fund	05/31/2015
811-21149	S000002112	TRP Retirement Funds	TRP Retirement 2030 Fund	05/31/2015
811-21149	S000002118	TRP Retirement Funds	TRP Retirement 2035 Fund	05/31/2015
811-21149	S000002113	TRP Retirement Funds	TRP Retirement 2040 Fund	05/31/2015
811-21149	S000002110	TRP Retirement Funds	TRP Retirement 2045 Fund	05/31/2015
811-21149	S000014996	TRP Retirement Funds	TRP Retirement 2050 Fund	05/31/2015
811-21149	S000014997	TRP Retirement Funds	TRP Retirement 2055 Fund	05/31/2015
811-21149	S000002114	TRP Retirement Funds	TRP Retirement Balanced Fund	05/31/2015
811-21149	S000041772	TRP Retirement Funds	TRP Target Retirement 2005 Fund	05/31/2015
811-21149	S000041775	TRP Retirement Funds	TRP Target Retirement 2010 Fund	05/31/2015
811-21149	S000041776	TRP Retirement Funds	TRP Target Retirement 2015 Fund	05/31/2015
811-21149	S000041777	TRP Retirement Funds	TRP Target Retirement 2020 Fund	05/31/2015
811-21149	S000041778	TRP Retirement Funds	TRP Target Retirement 2025 Fund	05/31/2015
811-21149	S000041779	TRP Retirement Funds	TRP Target Retirement 2030 Fund	05/31/2015
811-21149	S000041780	TRP Retirement Funds	TRP Target Retirement 2035 Fund	05/31/2015
811-21149	S000041781	TRP Retirement Funds	TRP Target Retirement 2040 Fund	05/31/2015
811-21149	S000041782	TRP Retirement Funds	TRP Target Retirement 2045 Fund	05/31/2015
811-21149	S000041773	TRP Retirement Funds	TRP Target Retirement 2050 Fund	05/31/2015
811-21149	S000041774	TRP Retirement Funds	TRP Target Retirement 2055 Fund	05/31/2015
811-05299	S000002119	TRP Science & Technology Fund, Inc.	TRP Science & Technology Fund	12/31/2015
811-00696	S000002120	TRP Small-Cap Stock Fund, Inc.	TRP Small-Cap Stock Fund	12/31/2015
811-02215-9	S000002121	TRP Small-Cap Value Fund	TRP Small-Cap Value Fund	12/31/2015
811-04998	S000002123	TRP Spectrum Fund, Inc.	TRP Spectrum Growth Fund	12/31/2015
811-04998	S000002122	TRP Spectrum Fund, Inc.	TRP Spectrum Income Fund	12/31/2015
811-04998	S000002124	TRP Spectrum Fund, Inc.	TRP Spectrum International Fund	12/31/2015
811-22243	S000024524	TRP Global Multi-Sector Bond Fund, Inc.	TRP Global Multi-Sector Bond Fund	05/31/2015
811-07209	S000002125	TRP Value Fund, Inc.	TRP Value Fund	12/31/2015

*T. Rowe Price has been abbreviated as “TRP.”